SCHEDULE A

to

PROFUNDS

EXPENSE LIMITATION AGREEMENT

On behalf of the

Government Money Market ProFund

Effective May 1, 2023 – April 30, 2024
Fund Name	Expense Limit
	Investor Class	Service Class
Government Money Market ProFund	0.98%	1.98%
PROFUND ADVISORS LLC	PROFUNDS
a Maryland limited liability company	a Delaware statutory trust
By: /s/ Michael Sapir	By: /s/ Todd Johnson
Michael L. Sapir	Todd B. Johnson
Chief Executive Officer	President